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Bobby Mehta

Group Executive – Credit Card Services & Canada

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CREDIT CARD SERVICES

CREDIT CARD SERVICES

Competitive Environment

- Prime Market
  - Highly competitive, continuing consolidation, pressure on direct mail channel
  - Dominated by major issuers
  - Success requires differentiated value proposition
  - Table stakes required: analytics, customer care, operational excellence, internet channel

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CREDIT CARD SERVICES

Competitive Environment

- Nonprime Market
  - Underserved consumers
  - Ability to differentiate on customer care and operational excellence
  - Reduced competition in segment
  - Diversification of channels (partnerships, turndown programs)

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CREDIT CARD SERVICES

Business Mix

Portfolio	Percent of Portfolio	Key Segments
Prime		
GM Card	42	Super-Prime Prime
Union Plus	29	Prime
Loans	6	-
Nonprime		
Household Bank	7	Near-Prime
Orchard Bank	10	Subprime
Non-strategic	6	-

At December 31, 2001

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CREDIT CARD SERVICES

2001 Financial Performance

Managed Basis	**vs.**	**2000**
Net Income	Increased	71%
Receivables	Increased	7%
Risk Adjusted Revenue	Increased	32 bps
Return on Assets	Increased	78 bps
Delinquency Ratio	Increased	61 bps
Charge-off Ratio	Increased	104 bps
Efficiency Ratio	Improved	278 bps

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CREDIT CARD SERVICES

Key Accomplishments

- Sustained profitable growth momentum
- Targeted retention and balance-building programs
- Business development
- Integrated Internet strategy
- Enhanced sales and service culture
- Adapted risk and underwriting strategies
- Innovative loss mitigation strategies

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CREDIT CARD SERVICES

Strategy for Consistent Growth

- True partnership approach

- Full-spectrum lending

- Leveraging HI franchise

- Customer care orientation (sales and service)

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CREDIT CARD SERVICES

The GM Card®

- Largest automobile rewards program
- Mature profitable program
  - Strong value proposition drives customer loyalty
  - New product driving increased sales
  - Booked 650,000 new accounts in 2001
  - More than 3.2 million redemptions to date
- Channels
  - GM Card/GM Internet sites
  - Expanded events
  - Dealer channel

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CREDIT CARD SERVICES

United Privilege

- The largest affinity group in the U.S.
- Profitable growth
  - 8 percent increase in credit card receivables and 27 percent increase in loans
  - Booked 460,000 new accounts
  - Segmentation and analytics drive industry-leading response rates
- Strengthened partner relationships
  - AFL
  - UP
  - Top 10 Internationals

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CREDIT CARD SERVICES

Nonprime Business

- Controlled growth of receivables and accounts

- Full-spectrum lending partnership with Best Buy nationwide

- Continue to optimize merchant partnership and turndown channels

- Pursue new relationships/acquisitions

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CREDIT CARD SERVICES

Risk Management

- Risk-based pricing
- Optimization of line assignment/management around credit line utilization
- Champion/challenger testing
- Models continuously validated with experience
- Models complemented by experienced management
- Infrastructure (data, people)

CREDIT CARD SERVICES

Risk Management Actions

- Reduced credit lines

- Improved geographic segmentation

- Implemented more sophisticated scoring tools

- Improved credit risk modeling and tools, including bankruptcy models

- Reduced contingent liability

- Increased penetration of accounts in early delinquencies

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CREDIT CARD SERVICES

Objectives for 2002

- Continue momentum in UP and GM
- Continue 'prudent' growth in nonprime
- Business development - merchant programs, turndown programs
- Expand cross-sell opportunities
- Continued focus on enhancement services revenue
- Conservatively manage credit quality
- Continued focus on sale and service culture in customer care

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CANADA

CANADA

Business and Industry Overview

- HFC Canada - serving middle-market consumers since 1922
  - Traditional consumer finance products are provided through 109 branches and an indirect channel
  - Private label credit cards are issued through more than 60 active merchants
- Canadian consumer finance market is over C$7 billion receivables
- Overall Canadian economic performance will continue to be heavily influenced by U.S.
- Consumer finance market is competitive; three primary providers
  - HFC
  - Citifinancial
  - Trans Canada (division of Wells Fargo)

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CANADA

2001 Financial Performance

Managed Basis	vs.	2000
Net Income	Increased	24%
Receivables	Increased	19%
Risk Adjusted Revenue	Increased	87 bps
Return on Assets	Increased	18 bps
Delinquency Ratio	Increased	5 bps
Charge-off Ratio	Improved	37 bps
Efficiency Ratio	Increased	3 bps

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CANADA

Growth Initiatives

- Prudently open new branches

- Target and sign new private label merchants

- Develop indirect business channel

- Increase product offerings to customers

CANADA

Credit Management Objectives

- Enhance and augment existing credit quality tools

- Implement improved scoring models and analytics

- Improve collection capabilities through best practices integration

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CANADA

Objectives for 2002

- Double-digit receivable and income growth

- Continue to strengthen retail business

- Stable credit quality

- Maintain best-in-class efficiency ratio

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